Mail Stop 7010

October 6, 2005

via U.S. mail and facsimile

J. Randall Clemons
President and Chief Executive Officer
Wilson Bank Holding Company
623 West Main Street
Lebanon, Tennessee  37087

	Re:	Wilson Bank Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-20402

Dear Mr. Clemons:

      We have reviewed your response letter dated September 20,
2005
and have the following additional comments. In our comments, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Report of Management on Internal Control Over Financial Reporting, page 4

1. We note your response to comment 1, 2, and 3 in our letter dated
September 2, 2005.  Specifically, we note your reference to
Maggart &
Associates, P.C.`s (Maggart) preparation of the annual financial
statements as a "mechanical process."   Please tell us what you
mean
by that reference. In this regard, please clarify whether Maggart`s involvement in the preparation of your financial statements solely related to a word processing type-function. Further, please tell us specifically who wrote the disclosures in notes 1, 2, 3, 12, and 21.
Your response should also include a description of the steps taken by
Maggart to prepare the draft annual financial statements versus what your participation was in preparing the draft financial statements.
We may have further comment.
2. You further state that Maggart prepared the annual financial statements but not the annual reports filed with the SEC. While Maggart may not have prepared the actual Form 10-K filed with the SEC, Maggart was involved in the preparation of the annual financial statements included within the Form 10-K. Preparation of the Form 10-K, including its contents, are part of your disclosure controls and procedures. If Maggart`s participation did involve summarizing financial data to arrive at the consolidated financial statements and/or the drafting of footnote disclosure to comply with U.S.GAAP disclosure requirements, please tell us how you were able to conclude your disclosure controls and procedures were effective, taking into consideration your disclosure controls and procedures are to operate on their own without participation of your auditors. We may have further comment.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief

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J. Randall Clemons
Wilson Bank Holding Company
October 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE